Exhibit 11.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

América Móvil, S.A.B. de C.V. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

Amounts in Thousands of Mexican pesos, Except Ratios

	Year ended December 31, 2009	Year ended December 31, 2010	Six months ended June 30, 2011
Earnings:
Profit before income tax	143,200,212	135,119,043	73,895,291
Plus:
Interest expense	16,564,152	19,934,283	10,478,959
Interest implicit in operating leases	588,565	411,202	377,439
Less:
Equity interest in net income of affiliates	(1,959,378)	(1,671,210)	(1,298,514)
	158,393,551	153,793,317	83,453,174

Fixed charges:
Interest expenses	16,564,512	19,934,283	10,478,959
Interest implicit in operating leases	588,565	411,202	377,439
	17,153,077	20,345,485	10,856,397

Ratio of earnings to fixed charges	9.2	7.6	7.7